January 26, 2023

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: William Demarest and Kristi Marrone

Re: Form 10-K for the fiscal year ended December 31, 2022[sic] Filed March 31, 2022 File No. 001-41022

Ladies and Gentlemen:

Rigel Resource Acquisition Corp. (the “Company,” “we,” or “our”), is in receipt of the comment of the staff (the “Staff’’) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated January 17, 2023 (the “Comment Letter”) with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission on March 31, 2022.

Below is the Company’s response to the Comment Letter.

Form 10-K filed March 31, 2022

General

1.	We note your response that indicates your Sponsor is a Cayman limited liability company, and that the sole owner and managing member of your sponsor is a Cayman limited partnership with another Cayman limited partnership as its general partner. Please include the substance provided in your response letter in a risk factor in future filings.

Response

We respectfully acknowledge the Staff’s comment and will include in our risk factors the following risk factor:

Our sponsor, Rigel Resource Acquisition Holding LLC, is a Cayman limited liability company and is not controlled by a non-U.S. person. The managing member of our sponsor is an investment fund, Orion Mine Finance Fund III LP, which is a Cayman limited partnership (the “Fund”). The Fund is controlled by its general partner, Orion Mine Finance GP III LP (a Cayman limited partnership) (the “GP”), which is ultimately controlled by U.S. persons in the United States. The owners of our sponsor are the Fund and the GP. In addition, the Fund employs an investment manager, Orion Mine Finance Management III LLC (a Delaware limited liability company), to make investment recommendations to the Fund. That entity is also controlled by U.S. persons and utilizes personnel in the U.S. and abroad, of which 70% are located in the U.S. Although the Company does not believe that any of the aforementioned facts or relationships regarding the sponsor would, by themselves, subject a potential initial business combination to regulatory review, including review by CFIUS, if it were subject to such review because of the parties to a potential initial business combination or otherwise, the potential initial business combination could be delayed or prohibited.

Please address correspondence to Skadden, Arps, Slate, Meagher & Flom LLP, and do not hesitate to contact Gregg Noel at 650.470.4540 or gregg.noel@skadden.com, with any questions or comments regarding this letter.

Sincerely yours,

RIGEL RESOURCE ACQUISITION CORP.

By:	/s/ Jonathan Lamb
Name:	Jonathan Lamb
Title:	Chief Executive Officer

Copies to:

Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP